Steven R. Jacobs

(210) 978-7727 (Direct Dial)

(210) 242-4627 (Direct Fax)

sjacobs@jw.com

June 10, 2022

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549-7010

Attention:      Suzanne Hayes

Jordan Nimitz

Re:	Heart Test Laboratories, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed June 6, 2022

File No. 333-265024

Ladies and Gentlemen:

We are writing on behalf of our client, Heart Test Laboratories, Inc. (“HTL” or the “Company”), in response to the comment letter dated June 9, 2022 from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”). References to the “Registration Statement” refer to the Company’s Amended Registration Statement on Form S-1/A filed today with the Commission. For purposes of convenience, we have repeated the Staff’s comments and set forth our responses below the comment to which they relate:

Amendment No. 1 to Form S-1 filed June 6, 2022

Capitalization, page 6

Comment No. 1: We note from your pro forma as adjusted column that you have increased cash by the net offering proceeds of $7.2 million. Please explain to us why total shareholders’ (deficit) equity and total capitalization was increased by $8.5 million rather than $7.2 million of net offering proceeds. Revise as necessary.

Heart Test Response: In response to the Staff’s comment, the Company acknowledges an error in the Capitalization table and has changed the amount of the increase to $7.2 million in the total shareholders’ (deficit) equity portion of the Capitalization table on page 61 of the Registration Statement.

JW  |  SAN ANTONIO      112 East Pecan Street, Suite 2400  •  San Antonio, Texas 78205    |    www.jw.com    |    Member of GLOBALAW™

United States Securities and Exchange Commission

June 10, 2022

Comment No. 2: Please tell us and revise your filing to explain how you determined the common shares that your bridge note, $1.5 million convertible note and Series A preferred shares will convert into upon your initial public offering. Please also explain, with reference to the conversion terms for your Series A preferred shares as set forth on page F-22, how you determined that the conversion of the Series A preferred shares are probable of occurring.

Heart Test Response: In response to the Staff’s comment, the Company wishes to advise the Staff that the terms of each of the Bridge Note and the $1.5M Note set forth a conversion price each of which was utilized assuming a $5.00 per Unit offering price (the mid-point of the range set forth on the cover page) and taking the reverse split of 1-33 into account. Under the terms of the Bridge Note, it converts automatically upon the completion of the contemplated offering and the conversion price is $3.41 and reflects the reverse stock split. Under the terms of the $1.5M Note, it converts automatically upon completion of the contemplated offering and the conversion price is $1.65 and reflects the reverse stock split.

The terms of the Amended and Restated Certificate of Designations of the Series A Preferred Stock include a formula for conversion whereby each share of Series A Preferred Stock converts into 71.96 shares of common stock assuming a $5.00 per Unit offering price (the mid-point of the range set forth on the cover page). Further, the Company confirms to the Staff that under the terms of the amendment to the Series A Preferred Stock which was filed as Exhibit 3.5 to the Amendment No. 1 to the Registration Statement filed on June 6, 2022, the Series A Preferred Stock will convert automatically upon completion of the contemplated offering. The filing of the Amendment is also summarized in the Subsequent Event footnote (Note 12) on page F-31 of the Registration Statement.

In response to the Staff’s comment, the Registration Statement has been changed to include the conversion prices of the Bridge Notes and the $1.5M Notes and the conversion ratio of the Series A Preferred Stock on pages ii, 10, 11, 16, 61, 63, 64, 72, 73, 74, 117, 123, 125 and II-3.

Please feel free to contact me at (210) 978-7727 should you have any questions or wish to request additional information regarding this matter.

Very truly yours,

/s/ Steven R. Jacobs